May 21, 1999

Dear Shareholder:

     On behalf of the Board of Directors of First National Community Bancorp, Inc., I am pleased to announce that we have added Dividend Reinvestment to our expanding menu of services.

     Enclosed with this mailing you will find a Prospectus for the Plan which will provide the information necessary to make a decision regarding your participation in the Plan. While I encourage you to carefully review all of the materials, I feel that most of your concerns have been addressed within the question and answer section of the Prospectus.

     Also enclosed you will find a Dividend Reinvestment and Stock Purchase Plan Authorization Form which you will be required to complete and return if you elect to participate in the Plan.

     Please note that in order to participate in the next quarterly dividend, your completed materials must be returned to Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016 at least five (5) business days prior to the dividend record date. It is anticipated that the next record date will be on or about June 11, 1999.

     If you have any additional questions pertaining to the Plan, please contact:

                         Registrar and Transfer Company
                         Dividend Reinvestment Department
                         (800) 368-5948

                                       or

                         First National Community Bancorp, Inc.
                         William S. Lance, Treasurer
                         (570) 348-6438

     As always thank you for your loyal support.

                                   Sincerly,



                                   J. David Lombardi
                                   President and Chief Executive Officer